U 10035286 GE COMMISSION
20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-41840

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) **AND ENDING** 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chase Investment Services Corp.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

300 S. Riverside Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin L. Martin — (614) 244-6165
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

41 S. High Street Suite 2500	Columbus	OH	43215
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

JD 3/16/2010

OATH OR AFFIRMATION

I, Kevin L. Martin , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chase Investment Services Corp. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin L. Martin

Kevin L. Martin , Chief Financial Officer

2/25/10

Notary Public

NOTARY PUBLIC STATE OF OHIO

HEATHER EMMERT
Notary Public, State of Ohio
My Commission Expires Dec. 9, 2011

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
	(c)	**Statement of Income**
	(d)	**Statement of Cash Flows**
	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Chase Investment Services Corporation
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
41 South High Street
Suite 2500
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

Report of Independent Auditor

To the Board of Directors and Stockholder of
Chase Investment Services Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corporation (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Chase Investment Services Corporation
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share data)

Assets		
Cash and cash equivalents	$	60,534
Cash and securities segregated under federal and other regulations		10,483
Receivable from clearing broker		24,557
Securities owned, at fair value		981
Receivable from affiliates, net		6,829
Other receivables		16,095
Current income tax receivable		10,976
Goodwill		31,808
Other assets		14,900
Total assets	$	177,163
Liabilities and Stockholder's Equity		
Payable to customers	$	286
Securities sold, not yet purchased, at fair value		109
Payable to affiliates, net		6,257
Accrued employee compensation and benefits		30,355
Accounts payable		2,667
Deferred tax liability, net		1,351
Other liabilities		22,561
Total liabilities		63,586
Stockholder's equity		
Common stock, par value $1 per share; authorized 1,500 shares, 500 issued and outstanding		1
Additional paid-in capital		113,576
Retained earnings		-
Total stockholder's equity		113,577
Total liabilities and stockholder's equity	$	177,163

The accompanying notes are an integral part of this financial statement.

1. Organization

Chase Investment Services Corporation ("CISC") is a wholly owned subsidiary of Banc One Capital Holdings LLC ("BOCH" or the "Parent"). BOCH is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). CISC is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). CISC is also a registered investment advisor under the Investment Advisers Act of 1940.

CISC's primary business activity is the sale and distribution of various investment products on behalf of its retail customers. CISC is a fully disclosed introducing broker for brokerage products, which include mutual funds, equities, and fixed income securities. The clearance and custody of customer transactions are provided by CISC's clearing broker, National Financial Services LLC ("NFS").

On September 25, 2008, JPMorgan Chase Bank National Association ("JPMorgan Chase Bank N.A.") acquired the banking operations of Washington Mutual Bank, NA and its indirect subsidiary, WaMu Investments, Inc., from the Federal Deposit Insurance Corporation. At the time of the acquisition, WaMu Investments, Inc. became a wholly owned subsidiary of JP Morgan Chase Bank, NA.

On May 1, 2009, WaMu Investments, Inc. was merged into CISC. Because the entities are under common control, the merger was accounted for at historical cost and included the transfer of total assets of $87,852 and total liabilities of $41,245 as of January 1, 2009.

2. Significant Accounting Policies

The accounting and financial reporting policies of CISC conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and prevailing industry practices.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and of disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash on hand and on deposit and highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents.

Securities Transactions
Proprietary securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis, with related commission revenue recorded on a trade date basis. Amounts receivable and payable on unsettled transactions are recorded net in receivable from clearing broker on the accompanying statement of financial condition.

Revenue and Expenses
Commissions on securities transactions are recorded in commissions and fees in the accompanying statement of income. Commissions earned on sales of insurance annuity products

through Chase Insurance Agency and Rule 12b-1 fees earned from mutual funds distributed by JPMorgan Distribution Services, Inc. are reported as commissions, fees and other income earned from affiliates in the accompanying statement of income. Fees earned from customers as a percentage of assets under management held in managed account products are recorded on the accrual basis and included in asset management service fees in the accompanying statement of income. Marketing share revenues earned through the distribution of other fund companies' shares are included in other income in the accompanying statement of income.

Amounts receivable at December 31, 2009 related to managed account product fees are included in other receivables on the accompanying statement of financial condition.

Interest and Dividends
The Company earns interest and dividends from its investments in money market investment funds and cash deposits with financial institutions and NFS. Interest and dividend income is recorded on the accrual basis of accounting.

Other Assets
Other assets primarily include commission advances to sales representatives in the amount of $8,330 for the sale of managed account products, prepaid assets and furniture, equipment and leasehold improvements. Furniture, equipment and leasehold improvements of $717 are carried at cost less accumulated depreciation and amortization.

Depreciation and Amortization
CISC computes depreciation using the straight-line method over the estimated useful lives of the assets, which is three to ten years. For leasehold improvements, CISC uses the straight-line method over the remaining term of the leased facility or ten years, whichever is less.

Income Taxes
CISC uses the asset and liability method as required by U.S. GAAP to provide for income taxes on all transactions recorded in the financial statements.

The results of operations of CISC are included in the consolidated Federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. In addition, CISC files income tax returns in various states on a separate company basis. Pursuant to a tax sharing arrangement, JPMorgan Chase allocates to CISC its share of the consolidated tax expense or benefit based upon statutory rates applied to CISC's earnings as if it were filing separate returns. State and local taxes are provided on CISC's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

Tax sharing agreements between JPMorgan Chase and CISC allow for intercompany payments to or from JPMorgan Chase for outstanding current income taxes and deferred tax assets or liabilities.

3. Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2009, CISC had nominal segregated cash and U.S. Treasury securities with a market value of $10,483 held in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the United States Securities and Exchange Commission ("SEC").

(dollars in thousands)

4. Fair Value

A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the investments carried on the statement of financial condition by level within the valuation hierarchy as of December 31, 2009.

	Asset at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Long positions				
Government securities	$ 10,483	$ 1	$ -	$ 10,484
State and municipal securities	742	-	-	742
Other securities	238	-	-	238
	11,463	1		11,464
Short positions				
State and municipal securities		(15)	-	(15)
Other securities	(94)		-	(94)
	(94)	(15)	-	(109)
Total	**$ 11,369**	**$ (14)**	**$ -**	**$ 11,355**

Securities whose values are based on quoted market prices in active markets, and are therefore classified within level 1, generally include active listed equities. Securities may be classified as level 2 when market information becomes available, yet the investment is not traded in an active market or the valuation is adjusted to reflect illiquidity and/or non-transferability. CISC does not hold any securities classified as Level 3.

Securities owned and securities sold, not yet purchased, are recorded at fair value. Securities owned and securities sold, not yet purchased, are valued using quoted market prices, dealer price quotations in active markets or values of comparable investments.

Securities sold, not yet purchased, represent obligations of CISC to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

Securities owned are held by CISC's clearing broker. Under the terms of the clearing agreement, NFS may rehypothecate these securities. CISC is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

5. Receivable from Clearing Broker

The receivable from clearing broker primarily represents the amounts due from NFS relating to commission and fee revenues, net of the related clearing fees. These revenues and expenses result from customer securities transactions introduced by CISC and cleared by NFS on a trade date basis. The receivable also includes amounts due from NFS for cash balances in firm trading and error accounts.

6. Payable to Customers

CISC clears customer transactions through a clearing broker and as such does not carry customer accounts on its books; however, customer payable balances may occur in the normal course of business as a result of customer checks received by CISC which were not deposited with NFS and/or direct settlements with customers related to trading activity.

7. Goodwill

Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Other intangible assets are recorded at their fair value upon completion of a business combination or certain other transactions, and generally represent the value of customer relationships or arrangements.

Subsequent to initial recognition, goodwill is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment. Goodwill was not impaired at December 31, 2009, nor was any goodwill written off during 2009.

8. Credit Risk, Guarantees and Indemnification

CISC clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between CISC and NFS, the clearing broker has the right to charge CISC for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, CISC, through its clearing broker, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from the customer related to their trading obligations. If necessary, CISC may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2009 are adequate to mitigate the risk of material loss.

(dollars in thousands)

In addition, CISC has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. CISC monitors the financial standing of NFS and all customers and counterparties to whom it extends credit. U.S. GAAP requires the disclosure of representations and warranties, which CISC enters into and which may provide general indemnifications to others. CISC in its normal course of business may enter into contracts that contain such representations and warranties. CISC's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against CISC that have not yet occurred. However, based on its experience, CISC believes the risk of loss to be remote.

9. Related-Party Transactions

In addition to operating expenses incurred by CISC, certain technology, communication and other shared corporate service costs are incurred in common for CISC by JPMorgan Chase and its other subsidiaries. CISC is allocated a share of the costs of these services proportionately based on an agreed methodology for each type of expense.

CISC derives a portion of its revenue from Chase Insurance Agency and JPMorgan Distribution Services, Inc. These amounts are recorded as commissions, fees and other income earned from affiliates in the statement of income. The aggregate receivables and payables related to these transactions at December 31, 2009 were a payable of $5,375 and a receivable of $2,340, respectively.

CISC deposits certain cash balances with JPMorgan Chase Bank N. A., a wholly owned subsidiary of JPMorgan Chase. At December 31, 2009, such deposits amounted to $10,224. Cash equivalents of $50,310 are invested in various JPMorgan Chase money market funds.

On June 22, 2007, CISC entered into a revolving subordinated loan (the "subordinated loan") agreement with the Parent for $100,000, which matures on July 7, 2017. Based upon an agreement approved by FINRA, the subordinated loan is available in computing regulatory net capital. This loan may be repaid prior to maturity only if, after giving effect to such payment, CISC meets its regulatory net capital requirements. CISC did not borrow any amounts under the subordinated loan agreement during the year ended December 31, 2009.

On May 1, 2009, CISC entered into an agreement to sell certain insurance contracts to an affiliate Chase Insurance Agency. The insurance contracts were originally acquired from WaMu Investments, Inc. and WFMS Insurance Services, Inc, a subsidiary of WaMu Investments. The resulting gain of $17,220 is recorded as gain on disposal of asset in the statement of income.

10. Employee Compensation and Benefits

CISC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, CISC's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's consolidated operating results.

(dollars in thousands)

Pension and Other Postretirement Plans

CISC's employees are eligible to participate in the JPMorgan Chase qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. The medical benefits are contributory, and vary with length of service and date of hire and provide for limits on JPMorgan's Chase's share of covered medical benefits. There are no separate plans solely for the employees of CISC and, therefore, pension expense, as well as postretirement medical expense, for CISC is determined based upon participation and effected through an intercompany charge from JPMorgan Chase, which is settled monthly.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with U.S. GAAP for retirement benefits.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense and weighted-average actuarial assumptions are included in JPMorgan Chase's 2009 Annual Report.

Employee Stock-Based Incentives

Certain key employees of CISC participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock units, and stock appreciation rights. Employee stock-based compensation expense is determined by an intercompany charge from JPMorgan Chase.

Further information about the employee stock awards of JPMorgan Chase and the related accounting, included in the JPMorgan Chase's 2009 Annual Report.

11. Income Taxes

At December 31, 2009, CISC has a net deferred tax liability of $1,351. The significant components are a deferred tax asset relating primarily to litigation expenses and a deferred tax liability relating to the sale of insurance contracts to affiliate, Chase Insurance Agency. CISC has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, at December 31, 2009, CISC has an income tax receivable from JPMorgan Chase, and state and local tax authorities of $10,976.

12. Commitments and Contingencies

CISC maintains reserves for certain outstanding litigation. CISC accrues for litigation-related liabilities when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. During 2009, CISC decreased its litigation reserve by $684, which is included as a reduction of other expenses in the statement of income. While the outcome of litigation is inherently uncertain, management believes in light of all information known at December 31, 2009, the firm's litigation reserves were adequate at such date. Management reviews litigation exposures periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. CISC believes it has meritorious defenses to claims

(dollars in thousands)

asserted against it and with respect to such litigation intends to continue to defend itself vigorously, litigating or settling cases, according to management's judgment as to what is in the best interest of CISC.

13. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, CISC's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose CISC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and CISC has to purchase or sell the financial instrument underlying the contract at a loss.

14. Net Capital Requirements

CISC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. CISC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2009, CISC had net capital of $17,141, which was $12,999 in excess of its required net capital of $4,142. CISC's ratio of aggregate indebtedness to net capital was 3.62 to 1 at December 31, 2009.

15. Subsequent Event

CISC has performed an evaluation of events that have occurred subsequent to December 31, 2009, and through February 24, 2010 (the date of the filing of this report) and noted that the clearance and custody of customer transactions, currently provided by CISC's clearing broker, NFS, scheduled to be transitioned to J.P. Morgan Clearing Corp, an affiliated company, in 2010. No other material subsequent events occurred during this period that would require disclosure in this report, or would be required to be recognized in the financial statements, as of or for the year ended December 31, 2009.

Chase Investment Services Corporation

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2009

Available for Public Inspection